FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

Contact: Dan Suesskind
                Chief Financial Officer
                Teva Pharmaceutical Industries Ltd.
                (011) 972-2-589-2840
        George Barrett
                President and CEO
                Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
        Liraz Kalif / Kevin Mannix
                Investor Relations
                (011) 972-3-926-7554 / (215) 591-8912

TEVA ANNOUNCES TENTATIVE APPROVAL OF ONDANSETRON INJECTION USP

Jerusalem, Israel, February 26, 2006 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted tentative approval for the Company's ANDAs for Ondansetron Injection USP, 2 mg/mL, packaged in 4 mg/2 mL single-dose vials and Ondansetron Injection USP, 2 mg/mL, packaged in 40 mg/20 mL multiple-dose vials.

Upon final approval, Teva's Ondansetron Injection products will be the AP-rated generic equivalent of GlaxoSmithKline's Zofran® Injection. The product is indicated for prevention of nausea and vomiting associated with initial and repeat courses of emetogenic cancer chemotherapy, including high-dose cisplatin, and prevention of postoperative nausea and/or vomiting.

Total annual U.S. sales of the brand product, in both configurations, are approximately $576 million.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
            Name: Dan Suesskind
            Title: Chief Financial Officer

Date: February 26, 2006